UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM SD

Specialized Disclosure Report

___________________________

Micron Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	1-9731 (Commission File Number)	72-0925679 (I.R.S. Employer Identification Number)

25 Sawyer Passway

Fitchburg, MA 01420

(Address of principal executive offices and zip code)

(978) 345-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class          Trading symbol          Name of each exchange on which registered

Common Stock, $0.01 par value                            MICR                                New York Stock Exchange

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This disclosure for the year ended December 31, 2018, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“the Rule”).  Numerous terms in this disclosure are defined in the Rule and Form SD. The reader is referred to those sources and to the 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

In accordance with the Rule, Micron Solutions, Inc. (the “Company”) performed a reasonable country of origin inquiry (“RCOI”) to seek to determine whether the necessary conflict minerals used in the products placed into commerce by the Company were or were not “DRC Conflict Free.” As a result of the RCOI, the Company has determined in good faith that for calendar year 2018, its conflict minerals status resulting from these efforts is “DRC Conflict Free.”

The Company’s RCOI efforts were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. The Company does not directly purchase raw ore or unrefined conflict minerals and makes no purchases directly in the Covered Countries.

The Company’s RCOI efforts were performed in good faith and included:

•	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners; and
•

Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter program for the Company’s only identified conflict mineral, tin.

As a result of the RCOI efforts described above, the Company has concluded that there is no reason to believe that its necessary conflict mineral, tin, may have originated in the Covered Countries.

Item 1.02 Exhibit

Not required.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fitchburg, Commonwealth of Massachusetts, on the 29th day of May 2019.

MICRON SOLUTIONS, INC.

By:	/s/ William J. Laursen
William J. Laursen
President & Chief Executive Officer

(principal executive officer and    principal financial and accounting officer)